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Moxi on the Rocks

Tasting Room/Meadery/Blending House

87 Church Street
East Hartford, CT 06108
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Moxi on the Rocks is seeking investment to rehabilitate the former Engine Room of the hydro-powered, historic Burnside Paper Mill in East Hartford to house Connecticut's first all inclusive Libation Library of locally made beverages as well as the production home of Yellow Crow Meadery & Quiver Spirits Blending House.
Lease SecuredFirst LocationRenovating Location
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $40,000 invested.
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INVESTOR PERKS

Moxi on the Rocks is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

VIP Invest $1,000 or more to qualify. 40 of 40 remaining

Get access to the opening day celebration, 10%-off for life and get priority reservations.

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THE FIRST ALL INCLUSIVE LIBATION LIBRARY IN CT

Moxi On The Rocks will be Connecticut's first all-inclusive Libation Library featuring locally-made Liquors, Wines, Beers, Meads, Ciders & Soda Pop. The on-site Rookery Spirit Works will provide direct-to-consumer bottle sales.

Local
In Support of Small Business
Community Focused
Minimal Waste Philosophy
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THE LOCATION

Moxi is the main attraction in the rehabilitation and restoration of the historic Burnside Paper Mill located on the scenic banks of the Hockanum River Falls in East Hartford, CT.

7 Minutes from Downtown Hartford, Rentschler Field and I 84 & I 91
Green Sustainable Hydro-Powered Historic Rehabilitation

Will Highlight Connecticut's Burgeoning Beverage Market
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CT ACCREDITED INVESTOR CREDIT

If you are an accredited Angel Investor who lives in Connecticut you will receive a 25% State Income Tax Credit for investments starting at $25,000.00. Please visit Connecticut Innovations - www.CTInnovations.com for more information and contact us for specific discussions.

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A HISTORIC SITE RE-IMAGINED

The 100 year old patina screams to be transformed into a public gathering spot highlighting the industrial/natural beauty connection of the site.

Historic Fabric Preserved
Steam Punk Vision
Industrial/Nature Connection Reestablished
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THE TEAM
Tomas Nenortas
Co-Founder

Tomas has been producing QUIVER Spiced Honey Spirit, the Flagship of a line of Heritage Spirits based on ancestral recipes, for decades, to the delight of friends & family. Having learned the recipes from the attentive eyes of his four Lithuanian grandparents, he continues the tradition, making them the same way, and is very proud and excited to bring this Line to World markets. He will oversee day-to-day operations of Moxi.

L. Jayne Dyer
Co-Founder

Jayne’s passion for crafting MEAD stems from roots in beer and wine home-brewing. Her artistic abilities now shine when it comes to experimenting with copious combinations. A ten year background as a Dental Hygienist is the perfect compliment to achieving a hygienic fermentation process which creates a truly superior product that can be seen and tasted. As a life long Connecticut resident she is excitedly devoted to bringing Yellow Crow Meadery to life with the love and support from her husband Ryan and three boys.

Chris Fox
Director of Sales & Strategic Partnerships

Chris joins the Moxi Team with beverage trade knowledge from his Sales Consulting background. He has worked in all facets of the hospitality industry. Chris will establish, as well as maintain key account relationships along with managing The Rookery Spirit Works, the on-site direct-to-consumer bottle retail shop.

Dan Rice
Director of Marketing/Media

Dan has worked in marketing, web design, and multimedia production for the past five years. His forward thinking approach to problem solving and attention to detail will help propel Moxi as a business and brand.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Engineering $6,300
Design $7,000
Start up Costs $5,500
Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,680,000	$1,848,000	$1,977,360	$2,076,228	$2,138,514
Cost of Goods Sold	$420,000	$462,000	$494,340	$519,057	$534,628
Gross Profit	$1,260,000	$1,386,000	$1,483,020	$1,557,171	$1,603,886

EXPENSES

Rent	$21,000	$21,525	$22,063	$22,614	$23,179
Utilities	$5,664	$5,805	$5,950	$6,098	$6,250
Salaries	$129,600	$142,560	$152,539	$160,165	$164,969
Insurance	$2,400	$2,460	$2,521	$2,584	$2,648
Equipment Lease	$10,000	$10,250	$10,506	$10,768	$11,037
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Operating Profit	$1,088,936	$1,200,940	$1,286,920	$1,352,358	$1,393,155

This information is provided by Moxi on the Rocks. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
2020 Balance Sheet
Investment Round Status

$20,000

TARGET

$107,000

MAXIMUM

This investment round closes on February 10, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Moxi On The Rocks LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $40,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.3%-1.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2029
Financial Condition
Forecasted milestones

Moxi on the Rocks forecasts the following milestones:

Achieve $1.6M revenue per year by 2022.

Achieve $1.08M profit per year by 2022.

No operating history

Moxi on the Rocks was established in November 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider the factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Moxi on the Rocks to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Moxi on the Rocks is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Moxi on the Rocks and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Moxi on the Rocks is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Moxi on the Rocks might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Moxi on the Rocks is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Moxi on the Rocks competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Moxi on the Rocks' core business or the inability to compete successfully against the with other competitors could negatively affect Moxi on the Rocks' financial performance.

Limited Services

Moxi on the Rocks operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Moxi on the Rocks

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Moxi on the Rocks' financial performance or ability to continue to operate. In the event Moxi on the Rocks ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Uninsured Losses

Although Moxi on the Rocks will carry some insurance, Moxi on the Rocks may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Moxi on the Rocks could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Moxi on the Rocks' financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Moxi on the Rocks needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of Moxi on the Rocks to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Moxi on the Rocks. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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